EXHIBIT 1

                            ATTENTION ALL HOLDERS OF
                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
              7-1/2% REGISTERED SUBORDINATED CAPITAL NOTES DUE 1998
                                CUSIP 456056AB6*




This is to inform you that the extension of the maturity date for Industrial Development Bank of Israel Limited 7-1/2% Registered Subordinated Capital Notes due 1998 will expire on December 31, 2004.

In order to redeem your Note(s), the Industrial Development Bank of Israel Limited requires that you send a written demand for payment of your Note(s) and a W-9 form not less than 30 days prior to the maturity of the Note(s). Please be advised that the terms of this Note provide that the maturity date is automatically extended for an additional 18 months for Notes that are not presented for redemption as specified herein prior to November 30, 2004. If you want to receive full value of the Note(s), you should send in the original Note(s), your written demand for payment of your Note(s) and W-9 form to JPMorgan Chase Bank after November 1, 2004.


          BY MAIL                                          BY COURIER

JPMorgan Chase Bank                               JPMorgan Chase Bank

Institutional Trust  Services                     Institutional Trust  Services

P.O. Box 2320                                     2001 Bryan Street - 9th Floor

Dallas, Texas 75221-2320                          Dallas, Texas 75201



If you have any questions, please contact JPMorgan Chase Bank at 800-275-2048.




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*This CUSIP number has been assigned to this issue by an organization not affiliated with the Trustee and is included solely for the convenience of the Note holders. Neither the Company nor the Trustee shall be responsible for the selection use of this CUSIP number, nor is any representation made as to its correctness on the Notes or as indicated in any notice.